Exhibit 10.17

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

Agreement for the Rendering of Research Services

THIS AGREEMENT for the rendering of research services (the “Agreement”) is entered into as of May 12, 2019 (the “Effective Date”) by and between Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”) with offices at Hi-Tech Park, Edmond J. Safra Campus, Givat Ram , P.O.8 39 1 35 , Jerusalem 91390, Israel and Virpax Pharmaceuticals, In c. (the “Company”) with offices at IO I Linden wood Drive, Suite 225, Malvern, PA 19355 USA.

Yissum and the Company hereby agree to all of the following tern1s and conditions:

1.	The Research Services: The Company hereby requests that the following research services be performed via Yissum: The Formulation, Preparation and Characterization of Liposomal Bupivacaine for Size Zeta Potential, Drug Loading and Rate of Drug Release (the “Research Services”). The objectives and specifications of the Research Services shall be detailed in the protocol attached hereto as Appendix A (the “Research Services Protocol”), which shall constitute an integral part of this Agreement.

2.	Time Schedule: The Research Services are to be performed in accordance with the following time schedule: the Research Services shall begin on April I, 2019 (the “Start Date”) and shall be completed no later than March 31 , 2020 (the “Completion Date”); (collectively, the “Research Service Period”).

3.	The Researcher: The Research Services will be performed by Yael Shilo, D.V.S., a doctoral student working under the supervision and responsibility of Professor Yechezkel Barenholz, or such other qualified person as may be determined and appointed from time to time by Yissum (the “Res earcher”).

4.	The Scientific Report: The scientific report that will be required as a result of the Research Services rendered will be presented directly to the Company by the Researcher within 14 (fourteen) days of the end of the Research Service Period (the “Scientific Report”) . The Company acknowledges that no financial report will be given by Yissum. Such Scientific Report shall include a complete summary of the Research Services carried out including detailed protocol of the Research Services rendered .

5.	The Consideration: In consideration for provision of the Research Services and the Scientific Report , the Company shall be obligated to pay Yissum the total sum of US$81,000 (inclusive of [**]% overhead), plus any applicable value added tax (the “Research Services Fee”). The specific budget items that make up the Research Services Fee are detailed in Appendix B and constitute an integral part of this Agreement. For the avoidance of doubt, the Researcher may, where reasonably necessary or appropriate during the Research Service Period, reallocate the Research Services Fee among the various expense categories set forth in the Research Services Budget in Appendix B. The Company shall pay the Research Services Fee in equal monthly payments of US $[**] ([**]US dollars).

The Company shall make the payment for the first three (3) months (April, May and June 2019) of the Research Services Fee (US $[**]) within five (5) days of the execution of this Agreement. Each further monthly payment shall be made by the Company within forty-five (45) days of the presentation of a correct invoice by Yissum. In the event that the Company fails to pay an invoiced amount in a timely manner, Yissum shall be entitled to add to the unpaid invoiced amount an additional amount equal to annualized interest of Prime (as determined by the Bank of Israel) plus 3%, together with exchange rate differentials, if any.

6.	Intellectual Property: It is hereby agreed that the Company retains ownership in its Confidential Information, as defined below, and in all its intellectual property rights related thereto . In addition, any intellectual property belonging to either the Company or Yissum prior to the execution of this Agreement will remain the sole property of either the Company or Yissum, respectively.

All data generated from the provision of the Research Services, including the Scientific Report , which are specifically required and contemplated under the Research Services Protocol, shall be owned by the Company upon full payment of the Research Services Fee (the “Company Data”).

Notwithstanding the above, all rights, title and interest in all inventions, discoveries , methods, new uses, processes or compounds , whether or not capable of registration, and any patent applications or patents based thereon, discovered or developed by the Researcher or Dr. Shilo during the course of the provision of the Research Services and as a result thereof shall be solely owned by Yissum (the “Yissum Inventions”). Yissum shall include such Yissum Inventions in its license agreement with LipoCureRx Ltd ., dated November 5, 2013, as amended (the “Yissum-LipoCureRx Agreement”), and LipoCureRx, as indicated by its signature at the end of this Agreement, shall include such Yissum Inventions in the sublicense agreement LipoCureRx signed with the Company on March 19, 2018 (the “LipoCureRx-Virpax Agreement”); in both cases upon the same terms and conditions already in place in each of the Yissum-LipoCureRx Agreement and the LipoCureRx-Virpax Agreement. Yissum hereby warrants that (a) the Researcher and the persons working under his supervision have an obligation to assign their rights to any Yissum Inventions to Yissum; and (b) Yissum will perfect all documents necessary to effectuate the assignment of Yissum Inventions from the Researcher and his staff to Yissum.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

7.	Confidentiality: Yissum and the Researcher agree to maintain the confidentiality of any information disclosed to them by the Company in connection with the Research Services, which the Company identifies as confidential at the time of disclosure (“Confidential Information”), and not to make public any such Confidential Information without the prior written permission of the Company. This undertaking shall not apply to Confidential Information that is in the public domain at the time of disclosure or thereafter enters the public domain through no fault of Yissum or the Researcher; or that the Researcher can show, by contemporaneous written evidence, was already known to him at the time of disclosure; or that is provided to Yissum or the Researcher by a third party having no obligations of confidentiality to the Company; or that is independently developed by an employee of the Hebrew University who is not the Researcher. In addition, Yissum or the Researcher shall be entitled to disclose Confidential information pursuant to a valid judicial or administrative order, provided that they shall provide prompt notice to the Company of their receipt of such an order to allow the Company to seek relief against such order.

8.	Publications . The Parties shall have the right to publish in writing in scientific journals or orally at scientific conventions the results of their development activities , including clinical trials. Each Party shall have the right to review and comment on any material proposed for disclosure or publication by the other, its Affiliates, such as by oral presentation, manuscript or abstract that includes Confidential Information of a Party. Before any such material is submitted for publication or disclosure (other than oral presentation materials and abstracts , which are addressed below), the publishing Party shall deliver (or cause to be delivered) a complete copy to the other Party at least 30 days prior to submitting the material to a publisher or initiating such other disclosure, and the non-publishing Party shall review any such material and give its comments to the publishing Party within 10 days of the delivery of such material to non-publishing Party which comments shall not be unreasonably rejected. Each Party shall comply with the non-publishing Party’s requests to delete references to the non-publishing Party’s Confidential Information or any other information that could reasonably have a negative effect on the development of commercialization of a product in any such material and, if applicable, agrees to delay any submission for publication or other public disclosure for a period of up to an additional 60 days for the purpose of preparing and filing appropriate patent applications. Yissum and Researcher shall not publish or otherwise disseminate, including, but not limited to, in articles, posters, oral presentations or other forn1ats, any information relating to the Research without the prior written consent of Yirpax. The Parties recognize that Yissum retains comparable rights of publication pursuant to the terms of the Yissum-LipoCureRx Agreement.

9.	Use of Names: Neither Party shall make any use of any kind of the other Party’s names, the names of the other Party’s employees or affiliates, or the Terms of this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld.

10.	Relationship of the Parties: The Parties do not stand in a relationship of employer-employee. Such relationship shall be that of an independent contractor.

11.	Dispute Resolution: This Agreement shall be construed and governed in accordance with the laws of England and Wales. The Parties to this Agreement shall try to come to an amicable settlement of controversies or disputes arising out of this Agreement or about its validity. Should they fail to settle them amicably, the dispute shall be settled by arbitration in accordance with the then existing Rules of Arbitration of the International Chamber of Commerce, by which each Party hereto agrees to be bound. Such arbitration shall be held in London , England.

12.	Authorized Signatories: Signature by at least two authorized representatives of Yissum on this Agreement shall constitute Yissum ’s approval and agreement to all that is written herein. The Company warrants that the person or persons signing this agreement is/are authorized to bind the Company.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

13.	Disclaimer of Warranty, Liability and Indemnification:

(a)	Nothing contained in this Agreement shall be construed as a warranty on the part of Yissum that any results or inventions will be achieved by the Research Services, or that the results of the Research Services, if any, are or will be of commercial or scientific value to the Company.

(b)	Yissum and the Hebrew University, and their respective parents, affiliates, officers, directors , employee s, agents and contractors, (all such parties collectively: the “Indemnitees”), shall not be liable for any claims, actions, demands, losses, damages , costs and expenses (including without limitation legal fees) (collectively: “Claims”) made , brought or suffered by the Company or by any third parties arising from any exploitation or use of the Research Services provided (including without limitation any Research Services work product and data).

(c)	In the event of any third-party Claims are brought against any of the Indemnitees as set out above, the Company shall indemnify the relevant Indemnitees and hold them harmless from and against any and all such damages, liability, losses, costs and/or expenses

(d)	Each Party represents and warrants to the other that it has the legal right and power to enter into this Agreement, to extend the rights granted to the other in this Agreement, and to fully perform its obligations hereunder, and that the performance of such obligations will not conflict with its charter documents , policies or any agreements , contracts, or other arrangements to which it is a Party .

14.	Termination:

(a)	Unless terminated in accordance with the provisions of this Agreement, this Agreement shall end upon the presentation of the Scientific Report.

(b)	Each Party shall be entitled to terminate this Agreement in the event of a breach by the other Party of its obligations under this Agreement, including, but not limited to, any payment failure, which is not remedied by the breaching Party within 30 days of receipt of written notice from the non-breaching Party .

(c)	If the Agreement is terminated prior to the end of the Research Services Period, all amounts paid under this Agreement up to the date of termination shall be considered as non-refundable.

(d)	Sections 6, 7, 8, 9, 11 and 13 shall survive termination of this Agreement.

Virpax Pharmaceuticals, Inc. IO I Lindenwood Drive, Suite 225 Malvern, PA 19355 USA		Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. Hi-Tech Park, Edmond J. Safra Campus, Givat Ram, P.O.B 39135, Jerusalem 91390, Israel

YISSUM

By:	/s/ Anthony P. Mack	/s/ Aviv Shoher
Aviv Shoher
Name:	Anthony P. Mack	SVP BD

Title:	Chairman and CEO	/s/ Yaron Daniely
Yaron Daniely
CEO

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

Rese archer’s Agreement:

I the undersigned, Prof. Yechezkel Barenholz of the Hebrew University of Jerusalem, have reviewed, am familiar with and agree to all of the above terms and conditions. I hereby undertake to fully cooperate with Yissum in order to ensure its ability to fulfil l its obligations hereunder, as set forth herein.

/s/ Prof. Yechezkel Barenholz

LipoCureRx hereby consents to the provisons of section 6 of this Agreement regarding the inclusion of any Yissum Invention in the sublicense set forth in the LipoCureRx-Virpax Agreement upon the same terms and conditions in such agreement.

Name:
Title:
Date:

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

Appendix A

Description of the Research Services:

The objective of the first year project of the Ph.D. student Yael-Shilo include:

[**]

The first-year study will lead to readiness for 2nd year studies which will focus on animal studies.

This is a very heavy work load for one person and therefore Yael Will be supported by other people of my lab.

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

AQ_Qendix B

A budget for the Research, including at least the following categories:

a.	Personnel	70%
b.	Materials (Consumables)	10%
c.	Equipment	0%
d.	Animal studies	15%
e.	Any specific expenses that do not fall within one of the previous categories